UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )* Franklin Street Properties Corp. (Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 35471R106

(CUSIP Number)

Peter McMillan III

President

Pacific Oak Strategic Opportunity REIT, Inc.

Pacific Oak Strategic Opportunity REIT II, Inc.

11150 Santa Monica Blvd., Suite 400

Los Angeles, California 90025

(424) 208-8100

with a copy to:

Robert H. Bergdolt, Esq.

Christopher R. Stambaugh, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 16, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak SOR Properties, LLC
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,235,133

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,235,133

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,133

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 3.9%

	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak SOR (BVI) Holdings, Ltd.
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,235,133

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,235,133

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,133

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 3.9%

	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak Strategic Opportunity Limited Partnership
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,235,133

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,235,133

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,133

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 3.9%

	14	Type of Reporting Person (See Instructions) PN

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak Strategic Opportunity REIT, Inc.
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,235,133

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,235,133

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,133

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 3.9%

	14	Type of Reporting Person (See Instructions) CO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak Strategic Opportunity REIT II, Inc.
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,644,092

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,644,092

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,092

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 1.5%

	14	Type of Reporting Person (See Instructions) CO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak Capital Advisors, LLC
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,879,225

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,879,225

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,879,225

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.5%

	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Keith D. Hall
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,879,225

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,879,225

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,879,225

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.5%

	14	Type of Reporting Person (See Instructions) IN

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Peter McMillan III
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,879,225

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,879,225

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,879,225

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.5%

	14	Type of Reporting Person (See Instructions) IN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Franklin Street Properties Corp., a Maryland corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 401 Edgewater Place, Suite 200, Wakefield, Massachusetts 01880.

Item 2. Identity and Background

(a)

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by the persons and entities listed in items (i) through (xi) below (collectively, the “Reporting Persons”):

(i)	Pacific Oak SOR Properties, LLC, a Delaware limited liability company (“SOR Properties”);
(ii)	Pacific Oak SOR (BVI) Holdings, Ltd., a private company limited by shares according to the British Virgin Islands Business Companies Act, 2004 (“SOR BVI”);
(iii)	Pacific Oak Strategic Opportunity Limited Partnership, a Delaware limited partnership (“SOR OP”);
(iv)	Pacific Oak Strategic Opportunity REIT, Inc., a Maryland corporation (“SOR REIT”);
(v)	Pacific Oak Strategic Opportunity REIT II, Inc., a Maryland corporation (“SOR REIT II”);
(vi)	Pacific Oak Capital Advisors LLC, a Delaware limited liability company (the “Advisor”);
(vii)	Keith D. Hall, a United States citizen; and
(viii)	Peter McMillan III, a United States citizen.

Because of the relationships described below, the Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the 1934 Act, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the shares held by members of the group. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

Pacific Oak Holding Group, LLC, a Delaware limited liability company, is the sole member of the Advisor.  Keith D. Hall and Peter McMillan III are the members of Pacific Oak Holding Group, LLC and each own 50% of Pacific Oak Holding Group, LLC.

SOR Properties is wholly owned by SOR BVI.  The executive officers of SOR BVI are Keith D. Hall, Peter McMillan III and Michael A. Bender and the directors of SOR BVI are Keith D. Hall, Peter McMillan III, William M. Petak, Eric J. Smith, Kenneth G. Yee, Susan Harris, Yishay Aizik and Itzhak Devir.  SOR BVI is wholly owned by SOR OP.  SOR REIT is the general partner of SOR OP.  The executive officers of SOR REIT are Keith D. Hall, Peter McMillan III and Michael A. Bender and the directors of SOR REIT are Keith D. Hall, Peter McMillan III, William M. Petak, Eric J. Smith and Kenneth G. Yee.

The executive officers of SOR REIT II are Keith D. Hall, Peter McMillan III and Michael A. Bender and the directors of SOR REIT II are Keith D. Hall, Peter McMillan III, Laurent Degryse, John P. Joliet and Kenneth G. Yee.

Messrs. Aizik and Devir are each Israeli citizens. Mr. Degryse is a Belgian citizen. Ms. Harris and Messrs. Hall, McMillan, Bender, Joliet, Petak, Smith and Yee are United States citizens.

(b)	The business address of SOR Properties, SOR BVI, SOR OP and SOR REIT is:

c/o Pacific Oak Strategic Opportunity REIT, Inc.

11150 Santa Monica Blvd., Suite 400

Los Angeles, California 90025

The business address of SOR REIT II is:

c/o Pacific Oak Strategic Opportunity REIT II, Inc.

11150 Santa Monica Blvd., Suite 400

Los Angeles, California 90025

The business address of the Advisor and Messrs. Hall and McMillan is:

c/o Pacific Oak Capital Advisors, LLC.

11150 Santa Monica Blvd., Suite 400

Los Angeles, California 90025

(c)

SOR REIT is engaged in the business of investing in real estate and real estate-related assets.  SOR Properties, SOR BVI and SOR OP are subsidiaries formed by SOR REIT for the purpose of holding investments and financings.

SOR REIT II is engaged in the business of investing in real estate and real estate-related assets.

The Advisor is engaged in the business of acting as external advisor to real estate programs, such as SOR REIT and SOR REIT II.  Pacific Oak Holding Group, LLC is a holding company through which Messrs. Hall and McMillan own and operate the Advisor and other real estate-related businesses.

The principal business address of Pacific Oak Holding Group, LLC is:

11150 Santa Monica Boulevard, Suite 400

Los Angeles, California 90025

Messrs. Hall, McMillan and Bender are employees or principals of the Advisor and/or one or more of its affiliates.  They also serve as officers and/or directors of real estate companies advised by the Advisor and/or one or more of its affiliates, such as SOR REIT and SOR REIT II.

The business address of Messrs. Hall, McMillan and Bender is:

c/o Pacific Oak Capital Advisors, LLC.

11150 Santa Monica Blvd., Suite 400

Los Angeles, California 90025

The present principal occupation Mr. Aizik is Executive Director of Merage Institute. The principal business address of Merage Institute is:

660 Newport Center Drive, Suite 1300

Newport Beach, California 92660

The present principal occupation of Mr. Degryse is Partner at American Discovery Capital. The principal business address of American Discover Capital is:

11150 Santa Monica Blvd., Suite 1425

Los Angeles, California 90025

The present principal occupation Mr. Devir is General Manager and Founder of Innovations, LTD. The principal business address of Innovations, LTD is:

31 Hague Street

Haifa, Israel 34980

The present principal occupation Ms. Harris is Director and Chairman of the Compensation Committee of General Finance Corporation. The principal business address of General Finance Corporation is:

39 East Union Street

Pasadena, CA 91103

The present principal occupation of Mr. Joliet is Partner at American Discovery Capital. The principal business address of American Discover Capital is:

11150 Santa Monica Blvd., Suite 1425

Los Angeles, California 90025

The present principal occupation of Mr. Petak is the President and Chief Executive Officer of Nassau CorAmerica LLC. The principal business address of Nassau CorAmerica LLC is:

1960 E. Grand Avenue, Suite 240

El Segundo, California 90245

The present principal occupation of Mr. Smith is serving as an independent director of SOR REIT. The principal business address of Mr. Smith is:

c/o Pacific Oak Strategic Opportunity REIT, Inc.

11150 Santa Monica Blvd., Suite 400

Los Angeles, California 90025

The present principal occupation of Mr. Yee is the President and Chief Executive Officer of Ridgecrest Capital, Inc. The principal business address of Ridgecrest Capital, Inc. is:

515 S. Figueroa Street, Suite 1850

Los Angeles, California 90071

(d)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

A total of $43,063,370 was paid to acquire the securities reported as beneficially owned herein by the Reporting Persons.  The purchase of the securities was funded from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4. Purpose of Transaction

As described in Item 5 below, the Reporting Persons acquired beneficial ownership of the securities reported herein between February 6, 2018 and March 19, 2020 through multiple open market transactions.  The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. At the prices at which the securities were acquired, the Reporting Persons consider the shares of Common Stock an attractive investment opportunity on the basis of the Issuer’s real estate portfolio and financial position.  In addition, the Reporting Persons intend to seek a dialogue with management of the Issuer to discuss the Issuer’s investment and operating strategies.

Depending on various factors, including but not limited to the outcome of conversations between the Reporting Persons and the Issuer’s management, the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, as stockholders, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

The information set forth in Item 6 of this Statement is incorporated herein by reference.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)

-(b) The Reporting Persons beneficially own an aggregate of 5,879,225 shares of Common Stock, which represent, in the aggregate, approximately, 5.5% of the outstanding shares of Common Stock.  The percentage of beneficial ownership reported in this Schedule 13D is based on an aggregate of 107,269,201 shares of Common Stock outstanding as of February 6, 2020, based on information provided by the Issuer in its Annual Report on Form 10-K filed on February 11, 2020.

4,235,133 shares of Common Stock were purchased by SOR Properties in multiple open market brokerage transactions on the NYSE American as described below.  SOR BVI (as the sole member of SOR Properties), SOR OP (as the sole shareholder of SOR BVI), SOR REIT (as the sole general partner of SOR OP), the Advisor (as the external advisor to SOR REIT) and Messrs. Keith D. Hall and Peter McMillan III (as the members of the Investment Committee of the Advisor approved by the board of directors of SOR REIT to make decisions with respect to the shares of Common Stock) may be deemed to be the beneficial owner of the securities beneficially owned directly by SOR Properties, and each disclaims beneficial ownership of the securities.

1,644,092 shares of Common Stock were purchased by SOR REIT II in multiple open market brokerage transactions on the NYSE American as described below.  The Advisor (as the external advisor to SOR REIT II) and Messrs. Keith D. Hall and Peter McMillan III (as the members of the Investment Committee of the

Advisor approved by the board of directors of SOR REIT II to make decisions with respect to the shares of Common Stock) may be deemed to be the beneficial owner of the securities beneficially owned directly by SOR REIT II, and each disclaims beneficial ownership of the securities.

(c)	SOR Properties acquired 4,235,133 shares of Common Stock through the following open market purchases:
Date	Number of Shares (1)	Average Price Per Share (1)	Aggregate Purchase Price (2)
03/19/20	77,636	$4.4369	$344,463.17
03/18/20	112,500	$4.4998	$506,227.50
03/17/20	95,909	$4.4868	$430,324.50
03/16/20	112,500	$4.0577	$456,491.25
03/13/20	44,517	$4.9360	$219,735.91
03/12/20	75,000	$5.1731	$387,982.50
03/10/20	75,000	$6.7550	$506,625.00
03/09/20	225,000	$6.9205	$1,557,112.50
03/06/20	113,765	$7.2985	$830,313.85
03/05/20	15,021	$7.3030	$109,698.36
03/03/20	306	$7.3500	$2,249.10
03/02/20	16,150	$7.1487	$115,451.51
02/28/20	225,000	$7.0640	$1,589,400.00
02/27/20	112,500	$7.2560	$816,300.00
02/26/20	75,000	$7.4749	$560,617.50
02/25/20	75,000	$7.5510	$566,325.00
02/24/20	10,600	$7.6408	$80,992.48
01/02/19	1,200	$6.0983	$7,317.96
12/27/18	6,700	$6.0785	$40,725.95
12/26/18	103,680	$5.9798	$619,985.66
12/24/18	40,000	$6.1824	$247,296.00
12/21/18	80,000	$6.4227	$513,816.00
12/20/18	80,000	$6.6330	$530,640.00
12/19/18	80,000	$6.7105	$536,840.00
12/18/18	80,000	$6.8287	$546,296.00
12/17/18	160,000	$6.8169	$1,090,704.00
12/14/18	200,000	$6.9806	$1,396,120.00
12/12/18	720	$7.2483	$5,218.78
10/29/18	39,920	$7.1452	$285,236.38
10/26/18	40,000	$7.1725	$286,900.00
10/23/18	600	$7.2000	$4,320.00
10/19/18	100	$7.2500	$725.00
10/18/18	40,000	$7.2264	$289,056.00
10/17/18	10,000	$7.2500	$72,500.00
10/16/18	24,000	$7.1996	$172,790.16
10/15/18	40,000	$7.1352	$285,408.00
10/12/18	75,000	$7.2008	$540,060.00

10/11/18	75,000	$7.4925	$561,937.50
10/05/18	20,000	$7.4215	$148,430.00
04/20/18	50,000	$7.6441	$382,205.00
04/19/18	24,287	$7.6423	$185,608.54
04/13/18	34,748	$7.6813	$266,909.81
04/11/18	5,500	$7.6947	$42,320.85
03/23/18	80,000	$8.2072	$656,576.00
03/16/18	7,900	$8.2221	$64,954.59
03/15/18	35,000	$8.1948	$286,818.00
03/09/18	30,452	$8.2433	$251,024.97
03/06/18	2,900	$8.2386	$23,891.94
03/05/18	200	$8.1875	$1,637.50
03/02/18	50,000	$8.1665	$408,325.00
03/01/18	25,000	$8.1833	$204,582.50
02/28/18	40,000	$8.1344	$325,376.00
02/27/18	100,000	$8.1426	$814,260.00
02/26/18	25,250	$8.4187	$212,572.18
02/16/18	89,940	$8.6653	$779,357.08
02/15/18	67,895	$8.3841	$569,238.47
02/14/18	500,000	$9.0618	$4,530,900.00
02/12/18	24,740	$9.2837	$229,678.74
02/09/18	117,553	$9.3989	$1,104,868.89
02/08/18	100,153	$9.3800	$939,435.14
02/07/18	73,308	$9.4828	$695,165.10
02/06/18	91,983	$9.3022	$855,644.26
Total	4,235,133	$7.3419	$31,093,984.09

__________________

(1)

Represents the total shares acquired and the average price per share on a given day through multiple open market brokerage transactions on the NYSE American in varying share quantities and at varying share prices.

(2)	Aggregate purchase price excludes fees for sales commissions on the various share purchases totaling $42,351.33.

SOR REIT II acquired 1,644,092 shares of Common Stock through the following open market purchases:

Date	Number of Shares (1)	Average Price Per Share (1)	Average Purchase Price (2)
03/19/20	25,879	$4.4369	$114,822.54
03/18/20	37,500	$4.4998	$168,742.50
03/17/20	31,970	$4.4868	$143,443.00
03/16/20	37,500	$4.0577	$152,163.75
03/13/20	14,839	$4.9360	$73,245.30
03/12/20	25,000	$5.1731	$129,327.50
03/10/20	25,000	$6.7550	$ 168,875.00
03/09/20	75,000	$6.9205	$519,037.50
03/06/20	37,922	$7.2985	$276,773.72

03/05/20	5,007	$7.3030	$36,566.12
03/02/20	5,384	$7.1487	$38,488.60
02/28/20	75,000	$7.0640	$529,800.00
02/27/20	37,500	$7.2560	$272,100.00
02/26/20	25,000	$7.4749	$186,872.50
02/25/20	25,000	$7.5510	$188,775.00
12/26/18	25,920	$5.9798	$154,996.42
12/24/18	10,000	$6.1824	$61,824.00
12/21/18	20,000	$6.4227	$128,454.00
12/20/18	20,000	$6.6330	$132,660.00
12/19/18	20,000	$6.7105	$134,210.00
12/18/18	20,000	$6.8287	$136,574.00
12/17/18	40,000	$6.8169	$272,676.00
12/14/18	49,170	$6.9806	$343,236.10
12/12/18	180	$7.2483	$1,304.69
10/29/18	9,980	$7.1452	$71,309.10
10/26/18	10,000	$7.1725	$71,725.00
10/18/18	10,000	$7.2264	$72,264.00
10/17/18	2,700	$7.2500	$19,575.00
10/16/18	6,344	$7.1996	$45,674.26
10/15/18	10,000	$7.1352	$71,352.00
10/12/18	25,000	$7.2008	$180,020.00
10/11/18	25,000	$7.4925	$187,312.50
10/05/18	3,500	$7.4215	$25,975.25
06/15/18	29,529	$7.7999	$230,323.25
06/14/18	20,471	$7.7999	$159,671.75
05/17/18	34,967	$7.4911	$261,941.29
05/16/18	40,893	$7.6831	$314,185.01
05/15/18	74,140	$7.5848	$562,337.07
05/03/18	63,919	$7.7347	$494,394.29
05/02/18	10,300	$7.6648	$78,947.44
04/24/18	50,000	$7.5233	$376,165.00
04/23/18	50,000	$7.6084	$380,420.00
04/20/18	50,000	$7.6441	$382,205.00
04/19/18	24,286	$7.6423	$185,600.90
04/13/18	34,000	$7.6813	$261,164.20
04/11/18	5,500	$7.6947	$42,320.85
03/23/18	20,000	$8.2072	$164,144.00
03/15/18	7,600	$8.1948	$62,280.48
3/9/2018	10,000	$8.2433	$82,433.00
3/2/2018	10,589	$8.1665	$86,475.07
3/1/2018	6,314	$8.1833	$51,669.36
2/28/2018	10,000	$8.2342	$82,342.00

2/27/2018	50,000	$8.1426	$407,130.00
2/26/2018	6,000	$8.4187	$50,512.20
2/23/2018	25,000	$8.4603	$211,507.50
2/22/2018	50,000	$8.4519	$422,595.00
2/21/2018	100,000	$8.5126	$851,260.00
2/20/2018	69,289	$8.6362	$598,393.66
Total	1,644,092	$7.2400	$11,910,593.66

__________________

(1)

Represents the total shares acquired and the average price per share on a given day through multiple open market brokerage transactions on the NYSE American in varying share quantities and at varying share prices.

(2)	Aggregate purchase price excludes fees for sales commissions on the various share purchases totaling $16,440.92.

Except as set forth above, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock acquired.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Advisory Agreements

As described above, the Advisor is the external advisor to SOR REIT and SOR REIT II.

Pursuant to an amended and restated advisory agreement, dated February 19, 2020, between SOR REIT and the Advisor (the “REIT Advisory Agreement”), subject to the express limitations set forth in the REIT Advisory Agreement and the continuing and exclusive authority of the SOR REIT board of directors over the management of SOR REIT, the power to direct the management, operation and policies of SOR REIT, including making, financing and disposing of investments, is vested in the Advisor, which has the power by itself and is authorized and empowered on behalf and in the name of SOR REIT to carry out any and all of the objectives and purposes of SOR REIT and to perform all acts and enter into and perform all contracts and other undertakings that it may in its sole discretion deem necessary, advisable or incidental thereto to perform its obligations under the REIT Advisory Agreement.

Pursuant to an advisory agreement, dated November 1, 2019, between SOR REIT II and the Advisor (the “REIT II Advisory Agreement”), subject to the express limitations set forth in the REIT II Advisory Agreement and the continuing and exclusive authority of the SOR REIT II board of directors over the management of SOR REIT II, the power to direct the management, operation and policies of SOR REIT II, including making, financing and disposing of investments, is vested in the Advisor, which has the power by itself and is authorized and empowered on behalf and in the name of SOR REIT II to carry out any and all of the objectives and purposes of SOR REIT II and to perform all acts and enter into and perform all contracts and other undertakings that it may in its sole discretion deem necessary, advisable or incidental thereto to perform its obligations under the REIT II Advisory Agreement.

Equity Securities Purchase Program

On March 28, 2016, the board of directors of SOR REIT approved and adopted an equity securities purchase program, which was amended and restated on March 25, 2020 (the “SOR REIT Program”).  SOR REIT, through its subsidiaries, acquired the 4,235,133 shares of Common Stock described in Item 5 pursuant to the SOR REIT Program.

Under the SOR REIT Program, an investment committee of the Advisor composed of Keith D. Hall and Peter McMillan III will evaluate and approve all of the proposed investments and sales of equity securities acquired under the SOR REIT Program.

On May 10, 2017, the board of directors of SOR REIT II approved and adopted an equity securities purchase program, which was amended and restated on March 25, 2020 (the “SOR REIT II Program”).  SOR REIT II acquired the 1,644,092 shares of Common Stock described in Item 5 pursuant to the SOR REIT II Program. Under the SOR REIT II Program, an investment committee of the Advisor composed of Keith D. Hall and Peter McMillan III will evaluate and approve all of the proposed investments and sales of equity securities acquired under the SOR REIT II Program.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of March 26, 2020, by and among the Reporting Persons.
Exhibit 2

Advisory Agreement (filed as Exhibit 10.5 to SOR REIT’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 8, 2019 and incorporated herein by reference).

Exhibit 3

Advisory Agreement (filed as Exhibit 10.1 to SOR REIT II’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 8, 2019 and incorporated herein by reference).

Exhibit 4	Excerpt from the SOR REIT Program.
Exhibit 5	Excerpt from the SOR REIT II Program.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: March 26, 2020

PACIFIC OAK SOR PROPERTIES, LLC

By:  Pacific Oak SOR (BVI) Holdings, Ltd., its sole member

By:  Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By:/s/ Peter McMillan III

Name:  Peter McMillan III

Title:    President

PACIFIC OAK SOR (BVI) HOLDINGS, LTD.

By:  Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By:  Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By: /s/ Peter McMillan III

Name:  Peter McMillan III

Title:    President

PACIFIC OAK STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP

By:  Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By: /s/ Peter McMillan III

Name:  Peter McMillan III

Title:    President

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

By: /s/ Peter McMillan III

Name:  Peter McMillan III

Title:    President

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC. By: /s/ Peter McMillan III Name: Peter McMillan III Title: President

PACIFIC OAK CAPITAL ADVISORS LLC

By:  Pacific Oak Holding Group, LLC, its sole member

By: /s/ Peter McMillan III

                       Peter McMillan III, Member

By: /s/ Keith D. Hall

                       Keith D. Hall, Member

KEITH D. HALL

/s/ Keith D. Hall

PETER MCMILLAN III

/s/ Peter McMillan III